Exhibit 99.11

Ordinary and extraordinary shareholders’ meeting

of May 25, 2022

Approval of resolutions approved by the Board of Directors

Say-on-Climate 2022 widely approved at 89%

Paris, May 25, 2022 - The Combined Shareholder’s Meeting of TotalEnergies SE was held on May 25, 2022, under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions approved by the Board of Directors, including:

•	Approval of the 2021 financial statements and payment of the €2.64 per share dividend

•	Renewal of the three-year terms as Director of Ms. Lise Croteau, Ms. Maria Van der Hoeven and Mr. Jean Lemierre

•	Appointment for a three-year term of Ms. Emma de Jonge as a Director representing employee shareholders

•	Approval of the components of the compensation paid during 2021 or allocated for that year and the compensation policy applicable in 2022 to the Chairman and Chief Executive Officer

•	Renewal of Ernst & Young Audit and appointment of PricewaterhouseCoopers Audit as Statutory Auditors for a six-financial year period

•	Various delegations of competence and financial authorizations granted to the Board of Directors

In addition, the Shareholder’s Meeting issued a favorable consultative opinion on the Sustainability & Climate - Progress Report 2022, reporting on the progress made in the implementation of the Corporation's ambition with respect to sustainable development and energy transition towards carbon neutrality and its related targets by 2030 and complementing this ambition. Shareholders voted in favor of the consultative resolution proposed by the Board of Directors by a large majority, with 89% of the votes cast, thus reinforcing the 2021 vote but also the strategy proposed by the Board of Directors.

The full results of the votes as well as the presentations made to shareholders will be available on May 31, 2022, on the totalenergies.com website.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
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Cautionary Note

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